October 2, 2018

Amanda Ravitz

Assistant Director, Office of Electronics and Machinery

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Twist Bioscience Corporation
Amendment No. 1 Draft Registration Statement on Form S-1
Submitted February 8, 2018
CIK No. 0001581280

Dear Ms. Ravitz:

On behalf of our client, Twist Bioscience Corporation (the “Company”), we submit this letter to the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Set forth below are the Company’s responses to the comments contained in the Staff’s letter dated September 20, 2018. The Staff’s comments are repeated below in bold face type and followed by the Company’s responses in regular type. Concurrent with this letter, the Company is filing its Registration Statement on Form S-1 (the “Registration Statement”), which incorporates the Company’s responses to the Staff’s comments. The page references set forth in the Company’s responses below are to the Registration Statement.

Capitalization, page 61

1.

The total amount for your capitalization calculation includes all of your liabilities. Please revise the total capitalization calculation to include only the liability line items shown of total debt and redeemable convertible preferred stock warrant along with the stockholders’ equity related balances. In addition, include double lines under your Cash, cash equivalents and short-term investments caption amounts to make it clear that these amounts are not part of your capitalization.

Response:

The Company respectfully notes the Staff’s comment. In response to the Staff’s comment, the Company has revised page 61 of the prospectus to include the requested disclosure.

Management’s discussion and analysis . . ., page 69

Revenues, page 76

2.

Please revise to clarify the effect changes in price and/or volume had on the disclosed changes in revenues, as well as the reasons underlying those changes. For example, you attribute the revenue changes to increased revenues from synthetic genes and NGS tools; however, it is unclear why revenues related to those products increased.

Response:

The Company respectfully notes the Staff’s comment. In response to the Staff’s comment, the Company has revised pages 76 and 77 of the prospectus to include the requested disclosure.

Amanda Ravitz

Assistant Director

October 2, 2018

Side Letter with Ever Alpha Fund L.P., page 153

3.	Please revise to clarify the nature and extent of Ever Alpha’s interest in the transaction described here. Please also file the side letter as an exhibit.

Response:

The Company respectfully notes the Staff’s comment. In response to the Staff’s comment, the Company has revised page 153 of the prospectus to include the requested disclosure. On September 26, 2018, we supplementally provided a copy of the side letter.

We appreciate your time and attention to the Company’s responses to the Staff’s comments. Should you have any additional questions or concerns, please call me at (650) 289-7117.

Very truly yours,

/s/ Peter M. Lamb

Peter M. Lamb

cc:	Emily Leproust
Mark Daniels, Esq.
John V. Bautista, Esq.
Christopher J. Austin, Esq.
Brian J. Cuneo, Esq.
John Williams, Esq.